SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 1998.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                            SEC File Number: 1058980

                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]      Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]    No [X]


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                      INFORMATION TO BE INCLUDED IN REPORT



Item 1.  Legal Proceedings.

         Not Applicable.

Item 2.  Changes in Securities and Use of Proceeds.

         Not Applicable.

Item 3.  Defaults Upon Senior Securities.

         Not Applicable.

Item 4.  Submission of Matters to a Vote of Security Holders.

         Not Applicable.

Item 5.  Other Events.

     On March 10, 1999, Texon International plc ("Company") acquired Cornwell Industries Limited ("Cornwell") for approximately (pound)3 million including assumed debt and finance leases. The cash payment was made from the Company's current bank facilities. Cornwell operates from three facilities in the United Kingdom and has approximately 200 employees.

     In addition, the Company announced its fourth quarter results. The Cornwell acquisition and the Company's fourth quarter results are described in the press release attached as an exhibit hereto.

Item 6.  Exhibits and Reports on Form 8-K.

         Exhibit 99     Press release issued by the Company


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         TEXON INTERNATIONAL PLC
                                               (Registrant)



Date: March 11, 1999                     By:  /s/ J. Neil Fleming
                                            ----------------------------------
                                            Name: J. Neil Fleming
                                            Title:  Finance Director and
                                                      Chief Accounting Officer